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SEC Mail Processing

MAR 02 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-53408

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JAG Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7125 Orchard Lane, Suite 300
(No. and Street)

West Bloomfield	MI	48322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Bauer		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd Suite	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Bauer, swear (or affirm) that, to the best of my knowledge and [illegible] th[illegible] financial report pertaining to the firm of JAG Trading LLC [illegible] 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company [illegible] ar[illegible] partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classif[illegible] [illegible]le as that of a customer.

Stuart Robertson
NOTARY PUBLIC - STATE OF MICHIGAN
County of Oakland
My Commission Expires August 2, 2027
Acting in the County of [illegible]

2/28/2023

Notary Public

Signature:

Title:
Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement [illegible] comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 24[illegible] o[illegible] Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tan[illegible] worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements [illegible] 1[illegible] CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material diffe[illegible] exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements [illegible] 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report [illegible] 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 o[illegible] CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 2[illegible]2, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of [illegible] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.1[illegible] applicable.*

JAG Trading, LLC

(A Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2022

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2022

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-13

Supplementary Information
Computation of Net Capital 14-15
Computation of Reserve requirements and Information on possession or control 16
Independent Auditor's Report on the Exemption Report 17

Exemption Report 18

Oath or Affirmation 19

SIPC Report agreed upon procedures 20

SIPC Calculation 21

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of JAG Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JAG Trading, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JAG Trading, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JAG Trading, LLC's management. Our responsibility is to express an opinion on JAG Trading, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JAG Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information on pates 14-16, in the report have been subjected to audit procedures performed in conjunction with the audit of JAG Trading, LLC's financial statements.

- The supplement information Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The supplemental information is the responsibility of JAG Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 14-16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
We have served as JAG Trading, LLC's auditor since 2009.
Chicago, Illinois 60604
February 28,2023

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
as of December 31, 2022

Assets

Cash	$ 241,013
Fixed Assets, net of depreciation	106,577
Securities owned:	
Marketable securities, at market value	87,082,137
Bonds	201,106
Options, at fair value	18,846
Total securities owned	87,302,089
Due from broker dealer	40,155,197
Accrued interest and dividend receivable	102,257
Preferred stock	10,000
Total Assets	$ 127,917,133

Liabilities

Securities sold short:	
Marketable securities sold short, at market value	$ 75,837,157
Options sold short, at fair value	11,364,071
Total positions sold, net yet purchased at fair value	87,201,228
Accrued expenses payable	201,051
Other AP	16,483
Total Liabilities	67,271,738
Member equity	40,498,371
Total Liability and Member Equity	$ 127,917,133

The accompanying notes are an integral part of these financial statements.

JAG TRADING, LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2022

Revenues		
Trading principal transactions	$	3,031,830
Interest and dividend income		1,032,747
Other income		9,849
Total revenue		4,074,426
Expenses		
Interest and dividend expense		1,134,737
Commissions to BD's		228,106
Regulatory and other expenses		57,609
Depreciation Expense		25,043
Trader Fees		431,700
Charity		50,000
Guaranteed payments		165,273
Other operating expenses		148,320
Total expenses		2,240,788
Net income from operations	$	1,833,638

The accompanying notes are an integral part of these financial statements.

JAG TRDING, LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

Members' equity at January 1, 2022	$	40,664,733
Capital contributions		-
Capital withdrawals		(2,000,000)
Net income		1,833,638
Members' equity at December 31, 2022	$	40,498,371

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,833,638
Depreciation and amortization		5,029
Changes in assets and liabilities:		
Increase in due from broker		(3,818,626)
Decrease in interest receivable		89,215
Increase in dividend receivable		(90,894)
Prepaid expense		2,000
Increase in Long Securities		(16,028,601)
Decrease in Long Bonds		117,372
Increase in securities sold, not yet purchased		20,144,925
Decrease in accounts payable		(162,851)
Increase in accrued liabilities		188,564
Net cash (used) provided by operating activities		2,279,771
Cash flows from investing activities:		
Purchase of office equipment		(111,320)
Net cash (used) provided by investing activities		(111,320)
Cash flows from financing activities:		
Decrease in Right of Use Asse		23,317
Decrease in Right of Use Liability		(23,614)
Owner Distributions		(2,000,000)
Net cash (used) provided by financing activities		(2,000,297)
Net increase (decrease) in cash and cash equivalents		168,154
Cash and cash equivalents, beginning of the year		72,858
Cash and cash equivalents, end of the year	$	241,013

Interest expense paid in 2022	$1,134,737

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited Liability Company)
Notes to the Financial Statements
Year Ended December 31, 2022

NOTE 1 Organization

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 15, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures, and options thereon, for its own account on organized exchanges in the United States of America. The Company engages in proprietary trading activities. The Company is registered as a broker- dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange ("CHX").
Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company affects transactions only with other broker-dealers, and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currencies to U.S. dollars are reported in income currently.

Securities and derivatives transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Realized gains and losses and change in unrealized gains and losses are reflected in proprietary trading, net in the statement of operations. Related trading expenses are recorded on a trade-date basis as transactions occur. The remaining derivatives are classified as derivative financial instruments in the statement of financial condition.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.

Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.
Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the

NOTE 2 Significant Accounting Policies (continued)

Internal Revenue Code of 1986. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2022.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment.

Cash and Cash Equivalents: The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

NOTE 3 Recent Accounting Development

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which provides guidance for accounting for leases. ASU 2016-02 requires lessees to classify leases as either finance or operating leases and to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the adoption date of ASU 2016- 02 for all other entities. Under ASU 2020-05, the effective date for adoption of ASU 2016-02 is fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15,2022.
The Company adopted this guidance as of January 1, 2020, in the Company's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of held-to-maturity securities and available for sale securities. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company adopted ASU 2016-13 on January 1, 2020. Receivables from clearing broker is the only financial asset held at amortized cost on the statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which changes the fair value measurement disclosure requirements of ASC 820. As of this recent issuance, the following disclosure

NOTE 3 Recent Accounting Development (continued)

requirements were removed from Topic 820: (1) The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy (2) The policy for timing of transfers between levels (3) The valuation processes for Level 3 fair value measurements and (4) For nonpublic entities, the changes in unrealized gains and losses for the period included in net income for recurring Level 3 fair value measurements held at the end of the reporting period. The following disclosure requirements were modified in Topic 820: (1) In lieu of a Rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities (2) For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly and (3) The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes ("ASU 2019-12"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other things, the new guidance simplifies intrapetrous tax allocation and reduces the complexity in accounting for income taxes with year-to-date losses in interim periods. The Company adopted this guidance, on a prospective basis, as of January 1, 2020, with no material impact on the Company's financial statements.

NOTE 4 Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Wedbush Securities. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Wedbush Securities. The Company's interest in Wedbush Securities is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Stock Exchange, (CHX) the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Wedbush Securities and is exclusive of the preferred stock value of $10,000.

NOTE 5 Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

JAG Trading, LLC
(A Delaware limited Liability Company)
Notes to the Financial Statements
Year Ended December 31, 2022

NOTE 5 Fair Value Measurements (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair measurement. The Company's assessment of significance of a particular input to the fair value measure in its entirety requires judgment and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as level 1 in the fair value hierarchy.
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

		Fair Value Measurements Using		
Assets	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities owned				
Equity securities	S 87,082,317	S 87,082,317	S -	S -
Debt Securities	201,106	201,106		
Derivative financial instruments owned	-			
Equity options	18,846	18,846		
Receivable from clearing broker	-			
Unsettled Long stock	348,848	348,848		
	S 87,651,117	S 87,651,117	S -	S -
Liabilities				
Securities sold not yet purchases				
Equity securities	75,837,157	S 75,837,157	S -	S -
Derivative financial instruments sold	-			
Equity options	11,364,071	11,364,071		
	S 87,201,228	S 87,201,228	S -	S -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy.

NOTE 6 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to S100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2022, the Company had net capital of S4,014,045 which was S3,914,045 in excess of its required net capital.

NOTE 7 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affecting the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions, often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

Note 8 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

. Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fairvalue or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

Note 8 Derivative Instruments and Hedging Activities (continued)

As of December 31, 2022, and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

Derivative	Asset	Notional	Liability	Notional
	FMV	Value	FMV	Value
Long Equity Options	$18,846	$ 1,941,100		
Equity Options Sold, not yet purchased			$11,364,071	$ 33,390,400

NOTE 9 Due from Broker-Dealers

Receivable from broker-dealers at December 31, 2022, consist of the following:

Broker-dealer $ 40,155,197

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2022, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10 Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.
The Company invests in exchange-traded stocks for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Chicago Stock Exchange ("CHX") acts as the counterparty of the specific transactions and, therefore, bear the risk of delivery to and from the counterparty.

The risk of default depends on the creditworthiness of the Chicago Stock Exchange ("CHX"), who guarantees the transactions. Management does not consider this credit risk to be significant.

NOTE 12 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that

NOTE 12 Guarantees (continued)

contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability, or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of the Chicago Stock Exchange which trades and clears their securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 13 Lease commitments.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space. The Company recognizes a lease liability and the right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable.

NOTE 14 Preferred Stock

The Company owns preferred in their broker dealer, Wedbush Securities. There are no calls or puts against the preferred stock and it can be redeemed by JAG Trading, LLC for its $10,000. The stock isunmarketable and is carried at cost, which is its approximate fair value.

NOTE 15 Risks and uncertainties.

In the normal course of business, the Company is subject to regulatory proceedings arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. The Company has no outstanding proceedings.

NOTE 16 Subsequent events

Management has evaluated subsequent events through February 28, 2023, the date the financial statements were issued.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-3
December 31, 2022

Members Capital December 31, 2022	$	40,498,371
Less:		
Non allowable assets		-116,577
Other deductions/ charges		-474
Debt Securities		-201,105
Other securities		-27,781,850
Undue Concentration		-8,384,320
Net capital	$	4,014,045
Required net capital		100,000
Excess capital	$	3,914,045

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Part II A filed by JAG Trading, LLC as of December 31, 2022.

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-3

December 31, 2022

COMPUTATION OF AGGREGATE INDEBTEDNESS

Computation of Aggregate Indebtedness:

Items included in the balance sheet:

Accrued liabilities	$	16,482
	$	16,482

Ratio: Aggregate Indebtedness to Net Capital	**.41 %** **Total to 1**

The accompanying footnotes are an integral part of the financial statements

JAG TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2022

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: JAG Trading, LLC does not claim an exemption pursuant to Rule 15c3-3 The Company can file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule has been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balance or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying footnotes are an integral part of the financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of JAG Trading, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) [Name of Broker-dealer] (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JAG Trading LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about [Name of Broker-dealer] 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 28,2023

JAG Trading, LLC
(A Delaware Limited Liability Company)

Exemption Report
For the year ending December 31, 2022

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

February 28, 2023

JAG Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

JAG Trading, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; however. The Company can file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading. Therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Accordingly, there are no amounts reportable under these sections.

I, Craig Bauer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Craig Bauer

Craig Bauer
Principal
JAG Trading LLC

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR JAG Trading, LLC

THE YEAR ENDING DECEMBER 31, 2022

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Craig Bauer

Craig Bauer
Managing Member
JAG Trading, LLC

February 28, 2023

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of JAG Trading, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of JAG Trading, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 28, 2023

JAG Trading, LLC
SIPC Assessment Worksheet
For the year ending December 31, 2022

SIPC-7

General Assessment	$	4,067
Less payments made with SIPC 6		2,189
Less prior overpayment applied		0
Assessment balance due		1,878
Revenue:	$	4,074,425
Additions:		0
Deductions:		
Commissions, floor brokerage and clearance		(228,105)
Interest and dividend expense		(1,134,736)
Total deductions		(1,362,841)
SIPC Net Operating Revenue	$	2,711,584
SIPC General Assessment at .0015	$	4,067

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.